
02068536



POINT B

>>> Forward to the future.

POINT A



KHY FINANCIAL HIGHLIGHTS



a leading provider of integrated computer systems to banks, credit unions and other financial institutions in the United States. We offer a complete, integrated suite of data processing system solutions to improve our customers' management of their entire back-office and customer interaction processes. We believe our solutions enable our customers to provide better service to their customers and compete more effectively against larger banks, credit unions and other financial institutions. Our customers either install and use our systems in-house or outsource these operations to us. We perform data conversion, hardware and software installation and customization for the implementation of our systems and applications. We also provide continuing customer support services to ensure proper product performance and reliability, which provides us with continuing client relationships and recurring revenue. For our customers who prefer not to acquire hardware and software, we provide outsourcing services through data and item processing centers located across the United States.

FINANCIAL

	YEAR ENDED JUNE 30,		
	2002	2001	2000
Revenue (1)	$ 396,657	$ 366,903	$ 239,841
Net income	$ 57,065	$ 55,631	$ 34,018
Diluted income per share:			
Income from continuing operations	$ .62	$ .61	$ .40
Net income	$ .62	$ .61	$ .40
Dividends declared per share	$ .13	$ .11	$ .09

(1) Revenues include software licensing and installation revenues, support and service revenues, hardware sales and customer reimbursements, less sales returns and allowances.


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TOTAL ASSETS


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STOCKHOLDERS' EQUITY



JKHY AR 2002 CONTENTS

progress > use foresight > maintain forward momentum > gain ground > make strides > forge ahead > mark territory > stake your claim > thriv



How many times in recent annual reports have you seen the phrase, "going forward?" We've probably used it too many times ourselves. But the truth is, going forward is just another empty catch phrase, unless you have a pretty good idea which way forward really is. And we believe we do.

Later in this letter, we will describe our vision of the future, and the steps we've taken to prepare for it. But before we do that, we really ought to address this past year.

>> Point A: where we are right now

In the first quarter of FY 2002, we reported solid gains, reflecting continued strength in demand. In the second quarter, while revenues still outpaced the previous year's record results, weakness in the capital goods economy was becoming apparent. And by the quarter ended June 30, some of the gains from the preceding quarters had disappeared. For the first time in well over a decade, Jack Henry & Associates did not experience double-digit growth in revenue for the year. Revenues rose from $366.9 million in FY 2001 to $396.7 million in FY 2002 – an increase of 8 percent. Net income advanced 3 percent, from $55.6 million or 61¢ per diluted share in FY 2001, to $57.1 million or 62¢ per diluted share in FY 2002. Stockholders' equity grew to $340.7 million, an increase of 13 percent. And total assets rose 12 percent to $486.1 million.

We could justify our less-than-typical growth with pat answers about September 11th and the down economy, and feel a reasonable sense of comfort. After all, revenues in the technology sector of the U.S. economy were down over 5 percent in the third quarter of our fiscal year, vs. the same quarter a year ago. Within that sector, the computer networks industry in which Jack Henry & Associates is included, was up less than 1 percentage point. And the financial sector, which contains our target customer segments, was down almost 6 percent. In light of this information, a .3 percent decline for that same quarter and 8 percent growth for FY 2002 is relatively reassuring.

Indeed, we can find several reasons for cautious optimism. Although we faced industry-wide reduction in capital spending for technology, affecting our core system sales, our recent advances into the credit union marketplace have opened up a whole new segment for Jack Henry & Associates. In that arena, actual gains in core system market share were recorded in FY 2002. Our complementary products continued to perform very well on the banking side, even as new opportunities opened up for them on the credit union side. Outsourcing services and in-house licensing continued to provide solid revenues. Our balance sheet continued to be strong, debt-free and in keeping with our history of conservative accounting practices.

Both backlog and deferred revenues, measures of future business, continued to grow incrementally in every quarter of FY 2002. As of June 30, 2002, backlog was 11 percent higher, having reached $141.7 million, compared to $127.1 million a year ago. Deferred revenue was 15 percent higher, at $109.0 million vs. $95.0 million a year ago.

> discover > see the forest > seek the path less traveled > take steps > uncover new ground > take in your surroundings > trust your instincts >

It's also encouraging to recognize that there is a positive side to a down economy. In such an environment, customers and prospects tend to seek ways to gain more efficiency and productivity. Enterprise-wide integration of technologies is a primary answer to this need and a key strength of Jack Henry & Associates ("JKHY"). This, along with the other factors mentioned above, bolster our faith that JKHY will be back near traditional levels of growth sometime in FY 2003.

As measures of that faith, our board of directors has taken two very positive actions. In September of 2001, the board approved a program to repurchase up to 3 million shares of common stock, as conditions warrant. And in January, the board announced a 17 percent increase in quarterly cash dividends on common stock, up from $.03 per share to $.035 per share, bringing dividends paid on the year to $.13 compared to $.11 last year. These measures demonstrate our confidence in the strength of our customers, our business, our economy and the spirit of America. And we believe they will serve our shareholders well.

As further testament to our faith in this market, Jack Henry & Associates is continuing to hire, even as others lay off. We're continuing to invest in our people through employee development and training aimed at building teamwork. We're continuing to expand our facilities and develop new products. Sure, it's a tough economy right now. But, we know who we are, and we're staying true to who we are. We're not going to abandon our chosen markets. Instead of wavering off course for the sake of temporary gains, we're moving forward on a path to which we are firmly committed.

Still, a lesser rate of growth at this present juncture gives us pause. We believe it would be a mistake not to acknowledge and confront every issue it raises. But when all is said and done, we want our shareholders to know that we have looked in the mirror. We have asked ourselves tough questions. Do we have a clear vision of the future of our industry? Have we pointed this company in the right direction to reach that future? Have we prepared our company to thrive in the new era? Are we "going forward," truly forward? We believe the answer, on each count, is yes. In fiscal year 2002, Jack Henry & Associates took several decisive strides toward a clearly defined future.

>> Point B: where the future is


Terry W. Thompson Michael E. Henry Jack Prim

It does not take a crystal ball to see that things aren't the way they used to be in the information technology business. One era has ended and a new one has begun. Businesses still operating under the old assumptions are in for a long siege. Those that have been changing to meet the new demands have a chance to make it from Point A to Point B and prosper.

In the new era, customers are driving the information technology industry. To many, this may sound like a brilliant statement of the obvious, but in the era that is drawing to a hasty conclusion, technology was developed and customers found ways to integrate and apply it – adapting their business strategies if necessary to capitalize on the technology. But no more. Customer business strategies now set the course for technological development. Customers now demand that solutions be created to meet the needs of their institutions, to help them retain customers, gain a competitive advantage, bring tangible improvements to the bottom line.

forge ahead > mark territory > stake your claim > thrive > dis

Jack Henry & Associates is well positioned to take advantage of this new reality. Doing what's right for the customer has been at the core of our corporate culture since the beginning. As a customer-centric organization, our company has long-established procedures in place for listening to customer needs, presenting ideas and gaining feedback as part of the research and development process. Organizational changes initiated last year and refined this year were designed primarily to further facilitate this customer-centric business model in a larger environment brought about by growth. And these measures have been successful.

While competitors continue to invent new technology and hope customers will figure out how to use it, Jack Henry & Associates is known for taking a wait-and-see approach to new technologies. Wait until all the glitches have raised their heads. Wait to see what actually takes hold, fills strategic needs, makes positive contributions to customer income statements. Then introduce a product that gets the job done right and integrates seamlessly with the core technology.

In the new era, enterprise-wide integration isn't just a pipe dream, it's a demand. For the better part of the past decade, customers have recognized the importance of information technology, not just to back-office processes and desktop applications, but to every aspect of their businesses. They have dreamed of a time when all the varying technologies work together to help them achieve their business objectives. Now that it's widely understood that the customer is once again in charge, customers have stopped wishing and started demanding. They are refusing to accept pieces and parts that don't work together. They are demanding integrated solutions that will bring new economies and new levels of competitive strength.

In this area, we seem to have been "going forward" in the right direction, with reasonable hope of continued growth because we have what customers want. By not boldly introducing new technologies that may or may not prove useful, Jack Henry & Associates subjects itself to the criticism of its more "bleeding-edge" competitors. But we gladly suffer those slings and arrows as we apply our efforts toward bringing true integration to technologies already proven useful. It is here that the innovation of Jack Henry & Associates has really come to shine.

As you will see further on in this letter, many of the strides made in FY 2002 were to align ourselves even more closely with this transformation in the financial world.

In the new era, those who offer the best service and support will survive. And those who can make money at it will prosper. Jack Henry & Associates has long held an outstanding reputation for service and support. With a focus on thorough training at installation, ongoing educational efforts, strong consultation services and one-number to call for support on all phases of our customers' systems, the company has led the field in this area. So we have a head start in the right direction. But such service is labor-intensive and has been assisted somewhat by profits on hardware sales and software licensing fees. With significant growth in the percentage of total revenues now coming from service and support, the company has positioned itself to meet these new customer requirements, and do it profitably. The heavy investment in building our outsourcing capability is further evidence of our commitment to this process going forward. Truly forward.

In the new era, the purchase of computing services – almost as if they were electricity or natural gas – will be commonplace. Processing, applications, storage, backup and recovery: more and more customers aren't buying computers,

over > see the forest > seek the path less traveled > take steps > uncover new ground > take in your surroundings > trust your instincts > anticipate >

they're acquiring computing services on a pay-as-you-go basis. Seven years ago, Jack Henry & Associates made a commitment to providing outsourcing services, and revenues from that source have grown dramatically every year. This trend has great potential for the foreseeable future. The company has made strides to be ready for it, and we plan to keep up the pace.

>> The road from Point A to Point B

Jack Henry & Associates is in the business of providing high-quality core processing systems, integrated complementary products and exceptional customer service to a wide segment of the nation's bank and credit union markets. At the heart of that business are our core processing systems: SilverLake,® CIF 20/20,™ Core Director,™ Episys,™ and Conductor.™ Without these solutions, and the revenues they provide, there would be no complementary product opportunities, no foundation for the customer service we provide. Recognizing this, we will continue to focus on core system sales as we move toward the future.

In addition, in FY 2002, our company initiated or continued advancing on six key initiatives that will help us travel the open road between where we are today and where we want to be tomorrow. Some of these initiatives are aimed at driving growth in core system sales. Others focus more on complementary products and services. All are aimed with precision at meeting the demands of an integrated, service-oriented, customer-driven world – and fueling the next cycle of growth for Jack Henry & Associates.

We plunged headlong into the credit union processing revolution. The data processing revolution that began on the banking side perhaps a decade ago is now running its course among credit unions. Recognizing the opportunity in this market two years ago, Jack Henry & Associates was able to acquire one of the most respected credit union core system providers, Symitar™. Increased emphasis on leveraging this opportunity has led to strong, steady core system sales, reaching 37 units sold in FY 2002, and projected to reach even higher levels next year. Steps were taken to make outsourcing available to the credit union market, as well. The first service bureau made its debut in February.

We started helping our customers get closer to their customers. Through an acquisition and a new relationship formed this year, Jack Henry & Associates has begun leading the way in Customer Relationship Management (CRM) and retail delivery automation systems, specifically designed for financial institutions. These systems make it possible to pull customer information from all areas of the core system, and push it to every employee – enterprise-wide – who may have an opportunity to use that information to offer the right product to the right customer at the right time. Incorporating tools for sales management, customer profiling and profitability assessment, automated sales tracking, and lead generation, these systems are helping our customers build longer-lasting, more profitable relationships with their customers.

We strengthened our outsourcing capability. Outsourcing is a globally booming phenomenon. But it's especially exciting here in our corner of the world, particularly among smaller institutions because they can be more nimble. It gives them the flexibility they need to compete. This year, Jack Henry & Associates continued expanding our OutLink™ Data Center capabilities to both banks and credit unions, making more services available to more customers, integrating more and more complementary products into the offering, preparing to meet the future head-on.

We introduced the first true, three-tiered, open solution for item imaging. Item imaging is the technology that helps financial institutions efficiently record, process and store images of checks and other documents. Item imaging remains one of the hottest product areas in our industry. And, with its open system designed to free customers from the limitations of various non-integrated legacy technologies, 4|sight™ promises to be one of the hottest entries in the marketplace. In FY 2002, 171 units were sold. Even more are projected to be sold in FY 2003.

We brought enterprise-wide integration to our core customers' ATM and debit card processing systems. With the introduction of PassPort™ EFT Solutions in FY 2002, a major capital investment in back-end technology is now paying off and will continue to do so in the future. Appropriate security, technology and transaction processing power is now in place to allow complete integration of our customers' transaction acquisition, processing and settlement functions, enabling them to consolidate activities and reap significant resource savings. With PassPort EFT, transaction information is instantly available enterprise-wide. The institution's customers find the same account balance whether they're at the ATM, online, at the teller window or on the phone. And Jack Henry & Associates is ready to tap the rapidly growing demand for integration.

We renewed our commitment to doing what's right for our customers. Last year, an organizational plan was put into place, the number one goal of which was to guarantee the continuation of Jack Henry & Associates' unparalleled focus on partnering with customers to assure their success. This year, ongoing implementation of that plan continued to be a major focus. Of all the things this company is doing to assure future growth, none are more important. Our customers continue to tell us there is no technology provider that even comes close when it comes to service, support and the drive to help them gain a competitive edge. In an era that has finally crowned the customer as the rightful king, we believe this philosophy will bear fruit for many years to come. For Jack Henry & Associates, this is a key competitive advantage – going forward.

>> The right road

In these six initiatives, as well as many others, Jack Henry & Associates has come a long way toward becoming the company that the new era demands. Despite what we believe to be a brief slowdown, despite inevitable change in the marketplace, despite the shock waves of unfathomable tragedy, we are now able to go forward with renewed confidence that we're on the right road.

We are thankful for the faithfulness of our shareholders. We have enormous pride in our employees, who consistently find solutions to difficult problems, make whatever changes are necessary, and do whatever it takes to do the right thing for our customers. We want to express our profound gratitude to retiring president Terry Thompson who helped lead the charge on the initiatives that have prepared us for future growth. We look forward with enthusiasm to the new leadership of Jack Prim, who has been a part of the management team since joining us in 1995. And, of course, we are forever indebted to those customers who are the inspiration for everything we do.

Because of all these things, we believe Jack Henry & Associates is ready to stride from the present into the future – and not only survive, but thrive.

over > see the forest > seek the path less traveled > take steps > uncover new ground > take in your surroundings > trust your instincts > anticipate >

Michael E. Henry	Terry W. Thompson	Jack Prim
Chairman and CEO	President	COO

progress > use foresight > maintain forward momentum > gain ground > make strides > forge ahead > mark territory > stake your claim > thrive





When it comes to core system sales, a strong up-trend is occurring in the credit union market. And Jack Henry & Associates is there. Recognizing the opportunity a couple years ago, we acquired Symitar, of San Diego, California. As acquisitions go, Symitar was a rare find. With a similar, customer-driven corporate culture and a strong focus on integration, the company fit extremely well with the Jack Henry philosophy and view of the future.

With Symitar, according to the Callahan 2001 Credit Union Technology Survey, we now have the third highest market penetration of any core system provider in the marketplace. What's more, we're closing fast on the number-two-ranked competitor. Ten of the top 40 credit unions in the country are our customers, and we are adding sizeable new customers on a consistent basis.

By combining efforts with Jack Henry & Associates, the Symitar organization is now able to serve an even broader customer base, offering two core system products both in-house and as outsourced offerings. The product originally developed by Symitar, now re-branded as Episys, is targeted to customers above $25 million in assets. And Jack Henry's Conductor system is targeted to customers below that level.

The Conductor product is being well received in the market, and the Episys product is highly regarded already. Its powerful system features a robust networking capability as well as a strong MCIF functionality (Marketing Customer Information Files). The organization has an excellent reputation for technical support and customer service after the sale. And the Symitar group has the best client retention record in the credit union market, bar none.

>> Fresh legs

All of this bodes well for Jack Henry & Associates. It brings us fresh legs in a long race. Sales of core systems through our Symitar group in FY 2002 reached 37 units. Projections for the coming fiscal year are higher. But the story doesn't end there. Not only does this acquisition offer the opportunity for continued strength in core system sales for years to come, it opens up a whole new market for the sale of complementary products and services, a key strategic benefit for the long-term health of Jack Henry & Associates.

One of the most exciting opportunities for the near term is outsourcing. In February of 2002, at the Governmental Affairs Conference in Washington, D.C., our Symitar group announced the launching of its first credit union service bureau offering. Through our OutLink Data Centers, already well established by Jack Henry & Associates, the Symitar group is now able to add a new competitive strength with no additional burden on the organization. In a market where outsourcing is becoming more in demand, we now have increased opportunity: Symitar can compete in races they couldn't compete in before.

> discover > see the forest > seek the path less traveled > take steps > uncover new ground > take in your surroundings > trust your instincts >

The Symitar acquisition has already shown itself to be either a stroke of genius or a brilliant stroke of luck. We'll leave that one for the analysts to decide. But either way, there is no question it aims us squarely at the future – a future defined by customer needs, by the demand for integrated systems, and by the relentless quest for services. The Symitar acquisition was a step in the right direction – forward.



As computer processing gradually worked its way into every facet of financial business, it was easy for institutions to begin thinking of customers as numbers. "Know thy customer" almost became a casualty of the information age. But financial institutions aren't buying that anymore. Lately, they have seen many of their own customers lured away by savvy marketers, many from outside the traditional financial sector, who are aggressively leveraging technology to know and serve customers better.

Brokers and insurance companies, for example, are offering everything from checking accounts to home mortgages. These sales-oriented competitors are using technology to gain accurate and fresh information to guide their sales effort. When a customer's Certificate of Deposit is coming due, his or her mutual fund broker may be aware of it before their financial institution.

Financial institutions have the same information, maybe more. But many pieces of the complete informational picture are encased in separate legacy systems. Now customers are demanding a solution that can pull information from the various technologies and provide a cohesive picture of each individual customer. They want a system that can track each customer's profitability, one that can empower employees to generate sales to individual customers, and one that can track individual sales performance, so superior performance can be rewarded.

>> Retail delivery automation systems for banks and credit unions

The Transcend product, now branded under the name Synapsys,™ is being marketed both inside and outside the JKHY core customer base. Also underway are ongoing R&D efforts to further enhance efficiencies with our core systems.

To guide our largest customers through the dense competitive forest, Jack Henry & Associates has also partnered with ARGO Data Resource Corporation, of Dallas, Texas. ARGO's solution, which is being marketed to some of the largest financial institutions in the nation, will be tightly integrated with our SilverLake core processing solution to provide sophisticated, enterprise-wide sales management and customer service delivery tools.

see the forest > seek the path less traveled > take steps > uncover new ground > take in your surroundings > trust your instincts >

Even now, the customers of Jack Henry & Associates are in the midst of a cultural transformation, from an operations-oriented culture to a sales management culture in which sales behaviors, supported by tracking and planning technology, are highly valued. And JHA has marched into position to capitalize on this transformation, with retail delivery automation systems ready for the next generation of financial institution management.



progress > use foresight > maintain forward momentum > gain ground > make strides > forge ahead > mark territory > stake your claim > thrive

>>> Outsourcing: gearing up for the upward trend

There is no question that outsourcing is becoming more popular, especially among banks and credit unions. These institutions are not usually associated with huge, national holding companies. They may not have the desire or the resources to build their own systems. And for many, having access to proven technology – without having to own it – is very alluring. For them, outsourcing allows the offering of sophisticated services that are competitive with the best that the largest institutions have to offer. It allows them to do so without major capital investments in technology, without building large IT staffs. It enables them to become more agile, more entrepreneurial. It gives them the ability to maneuver as market conditions dictate.

But a technology company cannot enter the outsourcing market lightly. There must be a strong balance sheet and a strong commitment to use it. Jack Henry & Associates has made the commitment. And the strength of our balance sheet has made the difference in our ability to get into the market with a quality offering and the highest possible security.

Recognizing the opportunity to broaden our market and sell to customers who wouldn't consider us otherwise, we made the commitment to outsourcing in June of 1995. We've been investing in it every year since, with the capital investment growing each year. In seven short years, we've grown our service bureau core customer base from 30 to over 400. There are now eight OutLink Data Centers around the country, each fully equipped to provide outsource service for nearly every integrated Jack Henry application available, from core processing to complementary products for both banks and credit unions.

As with everything we do, we also made the extra commitment to take our outsourcing product to the highest level. In keeping with the demands of the new era, the added dimension is service. Every OutLink Data Center is fully staffed to manage the technology so the financial institution doesn't have to; to ensure the technology is being used effectively in support of the institution's business strategies; to provide all necessary reports in the most timely manner; and to be there whenever there's a question or a problem. In our market, there is no better offering.

As a source of revenue for Jack Henry & Associates, outsourcing has contributed in excess of $50 million in FY 2002. By providing another revenue stream, and allowing us to compete in a larger market, it is helping our company grow. Our investment in bringing the best possible offerings into an era that is customer-driven, integrated and service-led, is paying off.


progress > use foresight > maintain forward momentum > gain ground > make strides > forge ahead > mark territory > stake your claim > thrive

Here's a good example of what can happen when technology is developed to solve specific customer problems, as opposed to being developed in the hopes that customers will find a use for it.

The problem? Previous-generation item imaging systems were boxing managers in, limiting their flexibility. Developed to serve centralized capture and archive needs, the systems were preventing managers from the more flexible option of allowing remote facilities to process their own work. Imaging solutions developed to work with legacy sorting and storage technologies were keeping managers from taking advantage of advancements in those technologies. Instead of being able to configure imaging systems to meet their processing workflow, managers found themselves having to design their processing workflow around their imaging systems.

The solution? With 4|sight, which we began to deliver in 2002, developers looked beyond the box to create an open solution that allows institutions to capture and archive across different physical locations, different operating systems and different hardware platforms. The solution allows them to utilize different types of data storage and readily change as technology changes. It allows them to configure the system to meet their workflow needs, instead of the other way around.

Traditional image processing architecture had just two tiers: client and server. The database had always been contained within the client processing environment, enabling centralized processing, but making it necessary for client systems to be larger, more cumbersome and more costly.

Looking beyond these traditional boundaries, the first 4|sight innovation was to separate the business logic, or the application logic, from the database and move the database to a more powerful server environment. The second innovation was to move the business logic from the client tier to a middle-tier application server. These steps created not only what may be the first, pure, three-tier architecture for item processing, but they created several powerful advantages for financial institution management.

Relieved from major database processing duties, the client tier can now run leaner and meaner, with smaller, less expensive personal computer systems. The new architecture allows the 4|sight system to be "componentized" or "modularized." It allows institutions to be operating-system-independent. And now, no matter which type of storage technology is currently being used, no matter which type is being considered for the future, the open archive design of 4|sight can accommodate it.

> discover > see the forest > seek the path less traveled > take steps > uncover new ground > take in your surroundings > trust your instincts >

Also helping to make all this possible was the acquisition of System Legacy Solutions (SLS), a company that provides technology to convert data from legacy systems into formats that can be used by newer technologies. Without SLS, many of our customers with older systems would not be able to move into the future with the enhanced flexibility of 4|sight.

4|sight. Even the name looks toward the future. With 171 units sold in FY 2002 and even more projected for FY 2003, it's well on its way.

progress > use foresight > maintain forward momentum > gain ground > make strides > forge ahead > mark territory > stake your claim > thrive



>>> PassPort EFT: Putting real distance between us and the competition

Usage of ATM and debit cards is increasing dramatically, presenting another growth opportunity for our customers and for us. In FY 2002, we initiated a burst of capitalization and engineering that is now enabling Jack Henry & Associates to offer our customers the best option available in our marketplace today for their growing ATM and debit card processing needs.

We completed major capital improvements to put all the necessary processing power and security systems into place. New software was implemented to connect with the various regional networks and far-reaching national and international gateways. All the diverse aspects of ATM services and debit card transactions were engineered into a single, solid system that can be interfaced seamlessly with our customers' core processing systems.

Thus improved, our former ATM and debit card products were repositioned and re-branded as PassPort EFT Solutions.

PassPort includes three complementary solutions. With PassPort.pro, our customers have all the capabilities they need for online authorization as well as for driving and monitoring their own ATM networks. With PassPort.atm, they can also be linked to all major regional and national ATM networks, so their customers can perform PIN-based transactions on ATMs anywhere, and non-customers can perform transactions on theirs. And with PassPort.dc, our customers can issue, support and manage signature-based debit cards worldwide.

Because of the way PassPort.pro integrates with our customers' core systems, it makes the whole process simpler than ever before. It reduces redundancy and provides immediate access – enterprise-wide – to all transaction activity. Now our customers can serve their customers better, with fewer work-hours and therefore enhanced profitability. Their employees are empowered to perform tasks that previously required a higher level of technical expertise, boosting productivity.

Our customers have just a single connection, with no need to develop and support multiple processor formats. And because all transaction acquisition, processing and settlement functions are integrated, activities can be consolidated, and more resource savings can be achieved.

> discover > see the forest > seek the path less traveled > take steps > uncover new ground > take in your surroundings > trust your instincts

PassPort represents a giant step in terms of integration within the customer environment, and out into a networked world. Not only does it propel ATM and debit data-management efficiencies, it helps streamline our customers operations beyond the capabilities of any non-integrated EFT system available to them today. That's what customers of the new era are looking for. And that's how we're putting distance between our company and the rest.

progress > use foresight > maintain forward momentum > gain ground > make strides > forge ahead > mark territory > stake your claim > thrive





At Jack Henry & Associates, we know that doing whatever it takes to help our customers succeed is the one and only path to the high ground. Although we may have taken an occasional misstep, we are determined to walk that path.

The company was founded on that principle. And we have renewed our commitment to it every year. As we grew, of course, the path grew steeper and the air thinner. It became necessary to find new and innovative ways to remain on track. In fiscal years 2000 and 2001, we put an organizational plan into place, the main purpose of which was to guarantee the continuation of our unparalleled focus on partnering with customers to assure their success. In FY 2002, we continued to sharpen that plan.

The principle guides everything we do. When we hire people, we hire those who fully understand that the company is successful only when its customers are successful. When we acquire companies, we seek out only those with similar, customer-focused corporate cultures.

We have whole teams of people whose job it is to make sure our clients get the absolute most out of their investments in technology – through sophisticated customer training and continuing education programs, and through 24/7 technical support. By calling one number, our customers can get questions answered and problems solved, no matter which of our core technologies they have in place, no matter which of our complementary products are involved. Such support is unmatched in our marketplace.

We have set procedures in place to gather customer input and to bounce new ideas off them. The main forum for this free exchange is our National User Group Conferences. The conferences are designed to allow customers to tell us what improvements are needed and what new problems or opportunities need to be addressed. We also hold annual executive conferences to allow frank and open discussion at the top-management level. These are customer-driven meetings designed for a customer-driven world.

>> The right path

In this annual report, we have singled out several of the most promising paths to future growth for our company. Entering the credit union market and expanding our offerings there will continue to make a positive difference, both in core and complementary sales. Offering new CRM products to help our customers establish more profitable, longer-lasting relationships with their customers should contribute to solid improvement in our complementary sales. The same goes for PassPort, our vastly improved EFT solutions that answer a dramatically growing need. Outsourcing will help us compete in a broadened market with a highly sought-after service. Our 4|sight item imaging system opens unlimited options for our customer's business strategies, and long-term sales opportunities for Jack Henry & Associates.

> discover > see the forest > seek the path less traveled > take steps > uncover new ground > take in your surroundings > trust your instincts >

Each of these growth strategies is guided by a vision of tomorrow's marketplace. Each is important to our long-term success. But none is more important than the steps we're taking to guarantee our relationships with our customers. We believe our commitment to the success of our customers is our most important competitive advantage and our most valuable asset in assuring strong growth for years to come.

If we're not on that path, we're not going forward.





JKHY FINANCIALS



CONTENTS


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>>> Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is quoted on the Nasdaq National Market under the symbol "JKHY". The following table sets forth, for the periods indicated, the high and low sales price per share of the common stock as reported by the Nasdaq National Market.

[illegible]	[illegible]	[illegible]
First Quarter	$ 33.24	$ 20.00
Second Quarter	27.07	19.05
Third Quarter	24.49	20.80
Fourth Quarter	23.50	15.76
[illegible]	[illegible]	[illegible]
First Quarter	$ 27.25	$ 19.41
Second Quarter	33.13	20.69
Third Quarter	31.38	19.81
Fourth Quarter	31.19	18.75

The Company established a practice of paying quarterly dividends at the end of fiscal 1990 and has paid dividends with respect to every quarter since that time. Quarterly dividends per share paid on the common stock for the two most recent fiscal years ended June 30, 2002 and 2001 are as follows:

[illegible]	[illegible]
First Quarter	$ .030
Second Quarter	.030
Third Quarter	.035
Fourth Quarter	.035
[illegible]	[illegible]
First Quarter	$ .025
Second Quarter	.025
Third Quarter	.030
Fourth Quarter	.030

The declaration and payment of any future dividends will continue to be at the discretion of our Board of Directors and will depend upon, among other factors, our earnings, capital requirements, contractual restrictions, and operating and financial condition. The Company does not currently foresee any changes in its dividend practices.

On August 19, 2002, there were 45,597 holders of the Company's common stock. On that same date the last sale price of the common shares as reported on NASDAQ was $16.29 per share.

Selected Financial Information*

(In thousands, except per share information)

	YEAR ENDED JUNE 30,				
INCOME STATEMENT DATA	2002	2001	2000	1999	1998
Revenue (1)	$396,657	$366,903	$239,841	$204,324	$156,269
Income from continuing operations	$ 57,065	$ 55,631	$ 34,350	$ 32,726	$ 24,205
Loss from discontinued operations	$ —	$ —	$ 332	$ 758	$ 668
Net income	$ 57,065	$ 55,631	$ 34,018	$ 31,968	$ 23,537
Diluted income per share:					
Income from continuing operations	$ .62	$ .61	$ .40	$ .39	$ .29
Loss from discontinued operations	$ —	$ —	$ —	$ .01	$ .01
Net income	$ .62	$ .61	$ .40	$ .38	$ .28
Dividends declared per share	$ .13	$ .11	$ .09	$ .08	$ .06

	YEAR ENDED JUNE 30,				
BALANCE SHEET DATA	2002	2001	2000	1999	1998
Working capital	$ 67,321	$ 65,032	$(47,990)	$ 24,133	$ 35,758
Total assets	$486,142	$433,121	$321,082	$177,823	$133,830
Long-term debt	$ —	$ 228	$ 320	$ 211	$ 654
Stockholders' equity	$340,739	$302,504	$154,545	$115,798	$ 83,591

* Selected financial information for 2000, 1999, and 1998 has been restated to include all acquisitions that have been accounted for as pooling-of-interest as if each had occurred at the beginning of the earliest period reported. Revenue in each of the prior periods has been restated for the adoption of Emerging Issues Task Force Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out of Pocket' Expenses Incurred".

(1) Revenues include software licensing and installation revenues, support and service revenues, hardware sales and customer reimbursements, less returns and allowances.

>>> Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the consolidated financial statements and related notes included elsewhere in this report.

We provide integrated computer systems for in-house and outsourced data processing to commercial banks with under $10.0 billion in total assets, credit unions and other financial institutions. We have developed and acquired banking and credit union application software systems that we market, together with compatible computer hardware, to financial institutions throughout the United States. We also perform data conversion and software installation for the implementation of our systems and provide continuing customer maintenance and support services after the systems are installed. For our customers who prefer not to make an up-front investment in software and hardware, we provide our full range of products and services on an outsourced basis through our eight data centers and fourteen item processing centers located across the United States.

We derive revenues from four primary sources:

- sales of software licenses and installation services;
- support and service fees;
- hardware sales; and
- customer reimbursements.

Over the last five fiscal years, our revenues have grown from $156.3 million in fiscal 1998 to $396.7 million in fiscal 2002. Income from continuing operations has grown from $24.2 million in fiscal 1998 to $57.1 million in fiscal 2002. This growth has resulted primarily from internal expansion supplemented by strategic acquisitions, allowing us to develop and acquire new products and services and expand the number of customers who use our core software systems to approximately 2,400 as of June 30, 2002.

Since July 1997, we have completed 12 acquisitions. Ten of these acquisitions were accounted for using the purchase method of accounting and our consolidated financial statements include the results of operations of the acquired companies from the dates of their respective acquisitions. The remaining two acquisitions were accounted for as poolings-of-interests. The comparisons set forth below reflect the fact that the consolidated financial statements include all acquisitions accounted for as poolings-of-interests as if each had occurred at the beginning of the earliest period reported.

Software sales and installation revenue includes the licensing of application software systems and the conversion and installation services contracted with us by the customer. We license our proprietary software products under standard license agreements which typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location upon payment of the license fee. Generally, 25% to 50% of license fees are payable upon execution of the license agreement with additional payments due upon either delivery of the software or the installation of the last application module. We recognize 100% of software license revenue upon delivery of the software and documentation. We recognize installation services each month as services are performed under hourly contracts and at the completion of the installations under fixed fee contracts.

Support and services fees are generated from ongoing services to assist the customer in operating the systems and to modify and update the software and from providing outsourced data processing services. Revenues from software support are generated pursuant to annual agreements and are recognized ratably over the life of the agreements. Outsourcing services are performed through data centers. Revenues from outsourced data processing are derived from monthly usage fees typically under five-year service contracts with our customers. We recognize the revenues under these outsourcing contracts as services are performed.

Customer reimbursements represent direct costs paid to third parties primarily for data communication, postage and travel. We recognize customer reimbursements as revenue and as a pass through expense as incurred.

Cost of services represents costs associated with conversion and installation efforts, ongoing support for our in-house customers, operation of our data centers providing services for our outsourced customers, and direct operation costs. These costs are recognized as they are incurred.

We have entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware and related services to our customers along with our in-house banking software systems. Revenues from hardware sales are recognized when the manufacturers ship the hardware directly to our customers. Cost of hardware consists of the direct costs of purchasing the equipment from the manufacturers. These costs are recognized at the same time as the related revenue.

We have two business segments: bank systems and services and credit union systems and services. The respective segments include all related software, installation, support and service, hardware sales, and customer reimbursement revenue along with related cost of services, hardware and customer reimbursement expenses.

RESULTS OF OPERATIONS

FISCAL 2002 COMPARED TO FISCAL 2001

REVENUE - Revenues increased by 8% from $366.9 million in fiscal 2001 to $396.7 million in fiscal 2002. Compared to fiscal 2001, software licensing and installation decreased 4%, support and service revenues increased 28%, hardware sales decreased 9% and customer reimbursements increased 29%.

Non-hardware revenues, which includes software licensing and installation, support and service, and customer reimbursements increased 15% to $296.3 million and accounted for 75% of this year's revenues, compared to $256.8 million or 70% of revenues for fiscal 2001. Licensing, installation and hardware revenues were negatively impacted by the sluggish economy following the September 11th terrorist attacks. There was a gradual increase from the 2nd to the 4th quarter. The support and service revenues remained strong, which was primarily recurring revenue from annual in-house support agreements, monthly data center contracts, and processing of ATM and debit card transactions. Customer reimbursements increased 29% from $21.4 million to $27.7 million. The increase is primarily due to expenses passed through relating to increased outsourcing revenue, increased *PassPort*® ATM revenue and travel and lodging expenses.

Hardware sales decreased 9% to $100.3 million in fiscal 2002, and accounted for 25% of revenues, compared to $110.1 million, or 30% of total revenues for fiscal 2001. The decrease in hardware sales followed a year-long industry trend due to an overall decrease in capital spending.

COST OF SALES - Cost of sales increased 9% from $215.3 million in fiscal 2001 to $235.4 million in fiscal 2002, compared to an 8% increase in revenues. Cost of hardware decreased 7%, in line with the decrease in hardware sales of 9%. Cost of services and customer reimbursements increased 18% compared to the 15% increase in non-hardware revenues, primarily due to increased number of employees and related benefits.

GROSS PROFIT - Gross profit increased 6% from $151.6 million in fiscal 2001 to $161.2 million in fiscal 2002. Gross profit percentage on non-hardware revenue was 44% compared to 46% last year. Gross profit percentage on hardware sales was 30% compared to 31% last year primarily due to sales mix and reduced incentives from hardware suppliers. The total gross profit percentage for fiscal 2002 and fiscal 2001 was 41%.

Non-hardware gross profit decreased due to employee related expenses. Even though there was a year long industry slow-down, the number of employees increased by 10% during the year, and there was an increase in employee benefit cost, primarily due to increased health care costs. Hardware gross profit decreased primarily due to reduced incentives from hardware suppliers from prior years' higher sales volume threshold.

OPERATING EXPENSES - Operating expenses increased 13% from $65.9 million in fiscal 2001 to $74.6 million in fiscal 2002. Selling and marketing expenses increased 6%, research and development increased 15% and general and administrative expenses increased 20% during fiscal 2002. Operating expenses rose due to increasing employee benefit costs, primarily due to increased health care costs and increased depreciation expense related to capital expenditures.

OTHER INCOME (EXPENSE) - Other income (expense) increased from $1.2 million in fiscal 2001 to $1.8 million in fiscal 2002. Interest income decreased by 4% from $2.1 million to $2.0 million due to lower interest rates on investments. Interest expense decreased $729,000 due to expense last year from short-term borrowing compared to this year. Short-term debt was paid off in January 2002.

PROVISION FOR INCOME TAXES - The provision for income taxes was $31.4 million, or 36% of income from continuing operations before income taxes in fiscal 2002, compared with $31.3 million, or 36% of income from continuing operations before income taxes in fiscal 2001.

NET INCOME - Net income increased 3% from $55.6 million, or $.61 per diluted share in fiscal 2001 to $57.1 million, or $.62 per diluted share in fiscal 2002.

FISCAL 2001 COMPARED TO FISCAL 2000

REVENUE - Revenues increased by 53% from $239.8 million in fiscal 2000 to $366.9 million in fiscal 2001. Software licensing and installation increased 76%, support and service revenues increased 38%, hardware sales increased 57% and customer reimbursements increased 47% compared to fiscal 2000. The significant increase is due to organic growth in comparison to the prior year, which was directly impacted by the Y2K slowdown, and a full year impact on the current year of acquisitions made during fiscal 2000.

Non-hardware revenues, which includes software licensing and installation, support and services revenues, and customer reimbursements increased 51% to $256.8 million and accounted for 70% of this year's revenues, compared to $169.7 million or 71% of revenues for fiscal 2000. Customer reimbursements increased 47% from $14.5 million to $21.4 million. The increase is due to expenses passed through relating to increased outsourcing revenues, increased *PassPort*® ATM revenue along with travel and lodging expenses.

Hardware sales increased 57% to $110.1 million, and accounted for 30% of revenues, compared to $70 million, or 29% of total revenues for fiscal 2000. The increase in hardware sales was in line with the increase in non-hardware revenues for the same reasons.

COST OF SALES - Cost of sales increased 52% from $141.7 million in fiscal 2000 to $215.3 million in fiscal 2001, compared to a 53% increase in revenues. Cost of hardware increased 48% compared with the 57% increase in hardware sales. Cost of services and customer reimbursements increased 54% compared to the 51% increase in non-hardware revenues. This is primarily due to operations acquired in the prior year, whose gross margins are less than the rest of the Company's.

GROSS PROFIT - Gross profit increased 55% from $98.1 million in fiscal 2000 to $151.6 million in fiscal 2001. Gross profit percentage on non-hardware revenue was 46% compared to 47% last year. Gross profit percentage on hardware sales was 31% compared to 27% last year primarily due to sales mix. The total gross profit percentage for fiscal 2001 was 41%, up slightly from fiscal 2000.

OPERATING EXPENSES - Operating expenses increased 40% from $47.1 million in fiscal 2000 to $65.9 million in fiscal 2001. Selling and marketing expenses increased 46%, research and development increased 36% and general and administrative expenses increased 36% during fiscal 2001. Operating expenses increased due to higher commissions related to stronger sales, continued development and refinement of new and existing products and higher overhead related to prior acquisitions and overall growth.

OTHER INCOME (EXPENSE) - Other income (expense) increased from $755,000 in fiscal 2000 to $1.2 million in fiscal 2001. The primary change is due to the debt related to acquisitions in fiscal 2000 being retired in August 2000 with operating cash flows and the proceeds from the secondary offering in August 2000. Interest income increased $.5 million, interest expense decreased $1.0 million and other decreased by $1.1 million due to a gain on sale of stock investment in the prior year.

PROVISION FOR INCOME TAXES - The provision for income taxes was $31.3 million, or 36% of income from continuing operations before income taxes in fiscal 2001, compared with $17.4 million, or 34% of income from continuing operations before income taxes in fiscal 2000. The rate increase is due to the federal and state tax benefits realized in the prior year from the disposition of specific assets.

INCOME FROM CONTINUING OPERATIONS - Income from continuing operations increased 62% from $34.4 million, or $.40 per diluted share in fiscal 2000 to $55.6 million, or $.61 per diluted share in fiscal 2001.

DISCONTINUED OPERATIONS - None this year compared to $332,000 loss from discontinued operations in fiscal 2000, all of which was realized in the three months ended September 30, 1999.

[illegible]

Revenues in the bank systems and services business segment increased 7% from $318.0 million in fiscal 2001 to $339.3 million in fiscal 2002. Gross profit in this business segment increased 4% from $138.1 million in fiscal 2001 to $143.6 million for the year ended June 30, 2002, due to decrease in amortization expense relating to goodwill as a result of the impact of adopting SFAS No. 142 and the overall cost control measures put in place by management. The slight increases, which are significantly lower than historical levels, are primarily due to the industry trend of an overall decrease in capital spending for the year which was impacted by September 11th and reduced growth for FY2002.

Revenues in the credit union systems and services business segment increased from $48.9 million in fiscal 2001 to $57.3 million in fiscal 2002, representing a 17% increase. Gross profit in this business segment increased from $13.5 million in fiscal 2001 to $17.7 million or a 31% increase for the year ended June 30, 2002. Despite the sluggish economy, the credit union segment was able to maintain growth in revenue. Gross profit margin remained strong due to decrease in amortization expense relating to goodwill as a result of the impact of adopting SFAS No. 142 and the overall cost control measures put in place by management.

Revenues in the bank systems and services business segment increased from $235.1 million in fiscal 2000 to $318.0 million in fiscal 2001, or 35% increase. Gross profit in this business segment increased from $96.1 million in fiscal 2000 to $138.1 million, or 44% increase for the year ended June 30, 2001. The changes in revenue and gross profit from the prior year are a direct result of the impact of Y2K on the prior year and the full year benefit in the current year of acquisitions made during fiscal 2000.

Revenues in the credit union systems and services business segment increased from $4.8 million in fiscal 2000 to $48.9 million in fiscal 2001, or 919% increase. Gross profit in this business segment increased from $2.1 million in fiscal 2000 to $13.5 million, or 543% increase for the year ended June 30, 2001. The increases are due to the acquisition of Symitar Systems, Inc. on June 7, 2000, which enhanced the Company's position in the credit union marketplace.

[illegible]

We have historically generated positive cash flow from operations and have generally used existing resources and funds generated from operations to meet capital requirements. We expect this trend to continue in the future.

Our cash and cash equivalents decreased to $17.8 million at June 30, 2002, from $18.6 million at June 30, 2001. Net cash from continuing operations was $89.9 million, $72.8 million and $48.9 million for the years ended June 30, 2002, 2001 and 2000, respectively. The cash used in the year ended June 30, 2002, was primarily attributable to capital expenditures of $49.5 million. The cash used during fiscal 2001 was primarily attributable to capital expenditures of $57.8 million and to retire outstanding debt. The cash used during fiscal 2000 was primarily attributable to acquisition costs of $93.3 million and capital expenditures of $32.6 million. The Company expects capital expenditures to decrease to approximately $35 million in the upcoming year from fiscal 2002 levels.

We currently have two buildings under construction in Monett with a total of 138,200 square feet and a total estimated cost of $18 million, of which we have incurred $8 million through June 30, 2002.

On September 21, 2001, the Company's Board of Directors approved a stock buyback of the Company's common stock of up to 3.0 million shares. As of June 30, 2002, the Company had repurchased 1,656,733 shares of stock for the treasury at a total cost of $31.1 million. The buyback was funded with cash from continuing operations.

On August 16, 2000, the Company completed a secondary offering of 3.0 million shares of its common stock at $21.50 per share less a 5% underwriters' discount and offering expenses paid by the Company. The net proceeds of approximately $60.5 million, plus the proceeds from sale of common stock and issuance of stock options exercised was used to retire all outstanding debt that had been incurred during fiscal 2000. The balance remained available for working capital, capital expenditures and other general corporate purposes. Cash from financing activities was $69.4 million for the year ended June 30, 2000 and was primarily line-of-credit advances used for acquisitions.

We currently have two bank credit lines upon which it can draw an aggregate amount at any one time outstanding of $58.0 million. The major credit line provides for funding of up to $50.0 million and bears interest at variable LIBOR-based rates (3.03% at June 30, 2002). The second credit line provides for funding of up to $8.0 million and bears interest at the prime rate (4.75% at June 30, 2002).

Subsequent to June 30, 2002, the Company's Board of Directors declared a cash dividend of $.035 per share on its common stock payable on September 20, 2002, to stockholders of record on September 6, 2002. Current funds from operations were adequate for this purpose. The Board has indicated that it plans to continue paying dividends as long as the Company's financial picture continues to be favorable.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, was issued in August 2001. This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of a business (as previously defined in that Opinion). The provisions of this standard are effective for financial statements issued for fiscal years beginning after December 15, 2001 (July 1, 2002 for JHA), and interim periods within those fiscal years, with early application encouraged. The adoption of this standard did not have a material effect on the Company's consolidated financial position or results of operation.

Effective January 1, 2002, the Company adopted Emerging Issues Task Force Issue No. 01-14, *Income Statement Characterization of Reimbursements Received for 'Out of Pocket' Expenses Incurred*, which requires that customer reimbursements received for direct cost paid to third parties and related expenses be characterized as revenue. Customer reimbursements represent direct costs paid to third parties primarily for data communication, postage and travel. The adoption of Issue No. 01-14 did not impact the Company's consolidated financial position, operating income or net income. Comparative financial information for each quarter for fiscal years 2002 and 2001 is presented on page 28.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. The significant accounting policies are discussed in Note 1 to the consolidated financial statements. Certain of these accounting policies as discussed below require management to make estimates and assumptions about future events that could materially affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We record revenue in accordance with Statement of Position (SOP) 97-2, *Software Revenue Recognition*, as amended. We recognize revenue from sales of hardware, software and services and from arrangements involving multiple elements of each of the above. Revenue for multiple element arrangements are recorded based on contractual amounts, which are determined based upon the price charged when sold separately. Revenue is not recognized until persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, and collectibility is probable. Sales of hardware and equipment are recorded when title and risk of loss transfers. Licensing revenues are recorded upon delivery and acceptance of the software. Service fees for training and installation are recognized as the services are provided. Support revenues are recorded evenly over the related contract period.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The amount of our reserve is based on historical experience and our analysis of the accounts receivable balance outstanding. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, additional allowances may be required which would result in an additional expense in the period such determination was made. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

The calculation of depreciation and amortization expense is based on the estimated economic lives of the underlying property, plant and equipment and intangibles. We believe it is unlikely that any significant changes to the useful lives of its tangible and intangible assets will occur in the near term, rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and the Company's future consolidated operating results.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in the Management's Discussion and Analysis of Financial Condition and Results of Operations and other portions of this report contain forward-looking statements within the meaning of federal securities laws. Actual results are subject to risks and uncertainties, including both those specific to the Company and those specific to the industry, which could cause results to differ materially from those contemplated. The risks and uncertainties include, but are not limited to, the matters detailed in "Risk Factors" in Item 1 of the Company's 2002 Form 10-K annual report filed with the Securities and Exchange Commission. Undue reliance should not be placed on the forward-looking statements. The Company does not undertake any obligation to publicly update any forward-looking statements.

Potential risks and uncertainties which could adversely affect the Company include: the financial health of the banking industry, our ability to continue or effectively manage our rapid growth, adapting our products and services to changes in technology, changes in our strategic relationships, price competition, loss of key employees, consolidation in the banking industry, increased government regulation, network or internet security problems, declining computer hardware prices, and operational problems in our outsourcing facilities.

Quantitative and Qualitative Disclosures about Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations or other market factors such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. We are currently exposed to credit risk on credit extended to customers and interest risk on investments in U.S. government securities. We actively monitor these risks through a variety of controlled procedures involving senior management. We do not currently use any derivative financial instruments. Based on the controls in place, credit worthiness of the customer base and the relative size of these financial instruments, we believe the risk associated with these instruments will not have a material adverse effect on our consolidated financial position or results of operations.

>>> Quarterly Financial Information

(In thousands, except per share data)

QUARTERS

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]					
Licensing and installation	$ 22,270	$ 22,874	$ 24,751	$ 27,294	$ 97,189
Support and service	41,606	41,888	42,976	44,975	171,445
Hardware sales	22,256	26,783	24,825	26,478	100,342
Customer reimbursements	6,435	6,682	7,232	7,332	27,681
Total	$ 92,567	$ 98,227	$ 99,784	$106,079	$ 396,657
[illegible]					
Cost of hardware	$ 14,879	$ 18,371	$ 17,243	$ 19,917	$ 70,410
Cost of services	32,204	34,163	35,217	35,762	137,346
Customer reimbursement expenses	6,435	6,682	7,232	7,332	27,681
Total	$ 53,518	$ 59,216	$ 59,692	$ 63,011	$ 235,437
[illegible]	$ 39,049	$ 39,011	$ 40,092	$ 43,068	$ 161,220
Income before income taxes	$ 22,837	$ 20,366	$ 21,184	$ 24,086	$ 88,473
Net income	$ 14,616	$ 13,034	$ 13,558	$ 15,857	$ 57,065
Diluted net income per share	$ .16	$ .14	$ .15	$ .17	$ .62

QUARTERS

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]					
Licensing and installation	$ 23,512	$ 24,536	$ 26,233	$ 26,978	$ 101,259
Support and service	30,446	32,266	34,221	37,205	134,138
Hardware sales	23,050	23,930	32,357	30,734	110,071
Customer reimbursements	4,662	5,018	5,392	6,363	21,435
Total	$ 81,670	$ 85,750	$ 98,203	$101,280	$ 366,903
[illegible]					
Cost of hardware	$ 15,969	$ 15,635	$ 22,962	$ 21,063	$ 75,629
Cost of services	26,407	30,330	30,167	31,338	118,242
Customer reimbursement expenses	4,662	5,018	5,392	6,363	21,435
Total	$ 47,038	$ 50,983	$ 58,521	$ 58,764	$ 215,306
[illegible]	$ 34,632	$ 34,767	$ 39,682	$ 42,516	$ 151,597
Income before income taxes	$ 18,569	$ 20,125	$ 23,966	$ 24,263	$ 86,923
Net income	$ 11,884	$ 12,880	$ 15,338	$ 15,529	$ 55,631
Diluted net income per share	$ .13	$ .14	$ .17	$ .17	$ .61

>>> Independent Auditors' Report

To the Board of Directors of

Jack Henry & Associates, Inc.:

We have audited the accompanying consolidated balance sheets of Jack Henry & Associates, Inc. and Subsidiaries (the "Company") as of June 30, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Jack Henry & Associates, Inc. and Subsidiaries at June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

St. Louis, Missouri
August 16, 2002

>>> Consolidated Statements of Income

(In thousands, except per share data)

	YEAR ENDED JUNE 30,		
	[illegible]	2001	2000
[illegible]			
Licensing and installation	$ 97,189	$ 101,259	$ 57,688
Support and service	171,445	134,138	97,519
Hardware sales	100,342	110,071	70,093
Customer reimbursements	27,681	21,435	14,541
Total	$ 396,657	$ 366,903	$ 239,841
[illegible]			
Cost of services	137,346	118,242	76,139
Cost of hardware	70,410	75,629	51,045
Customer reimbursement expenses	27,681	21,435	14,541
Total	$ 235,437	$ 215,306	$ 141,725
[illegible]	$ 161,220	$ 151,597	$ 98,116
[illegible]			
Selling and marketing	29,380	27,770	19,015
Research and development	12,526	10,871	8,022
General and administrative	32,668	27,216	20,069
Total	$ 74,574	$ 65,857	$ 47,106
[illegible]	$ 86,646	$ 85,740	$ 51,010
[illegible]			
Interest income	2,018	2,103	1,560
Interest expense	(191)	(920)	(1,910)
Other, net	—	—	1,105
Total	$ 1,827	$ 1,183	$ 755
[illegible]	$ 88,473	$ 86,923	$ 51,765
[illegible]	31,408	31,292	17,415
[illegible]	$ 57,065	$ 55,631	$ 34,350
[illegible]	—	—	332
[illegible]	$ 57,065	$ 55,631	$ 34,018
Diluted income per share:			
Income from continuing operations	$ .62	$ .61	$ .40
Loss from discontinued operations	—	—	—
Net income	$ .62	$ .61	$ .40
Diluted weighted average shares outstanding	92,367	91,344	85,278
Basic net income per share:			
Income from continuing operations	$ .64	$ .64	$ .42
Loss from discontinued operations	—	—	—
Net income	$ .64	$ .64	$ .42
Basic weighted average shares outstanding	89,316	86,834	81,766

See notes to consolidated financial statements.

>>> Consolidated Balance Sheets

(In thousands, except share and per share data)

	JUNE 30,	
	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 17,765	$ 18,589
Investments, at amortized cost	997	985
Trade receivables	131,431	116,573
Income taxes receivable	—	537
Prepaid maintenance	17,663	17,191
Prepaid expenses and other	11,221	17,425
Deferred income taxes	900	750
Total	$ 179,977	$ 172,050
PROPERTY AND EQUIPMENT, net	$ 173,775	$ 138,439
OTHER ASSETS:		
Goodwill	$ 40,335	$ 29,348
Intangible assets, net of amortization	66,829	72,041
Computer software, net of amortization	7,499	5,806
Prepaid maintenance	12,992	12,007
Other non-current assets	4,735	3,430
Total	$ 132,390	$ 122,632
Total assets	$ 486,142	$ 433,121
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 9,051	$ 17,846
Accrued expenses	11,352	9,595
Accrued income taxes	225	—
Current portion of long-term debt	—	87
Deferred revenues	92,028	79,490
Total	$ 112,656	$ 107,018
LONG-TERM DEBT	—	228
DEFERRED REVENUES	16,947	15,514
DEFERRED INCOME TAXES	15,800	7,857
Total liabilities	$ 145,403	$ 130,617
STOCKHOLDERS' EQUITY		
Preferred stock - $1 par value; 500,000 shares authorized; None issued	$ —	$ —
Common stock - $.01 par value; shares authorized 250,000,000; shares issued 2002 - 90,519,856; 2001 - 88,846,710	905	888
Additional paid-in capital	168,061	145,211
Retained earnings	201,162	156,405
Treasury stock at cost, 2002 - 1,568,910; 2001 - none	(29,389)	—
Total stockholders' equity	$ 340,739	$ 302,504
Total liabilities and stockholders' equity	$ 486,142	$ 433,121

See notes to consolidated financial statements.

>>> Consolidated Statements of Changes in Stockholders' Equity

(In thousands, except share and per share data)

	YEAR ENDED JUNE 30,		
	[illegible]	2001	2000
[illegible]	—	—	—
[illegible]			
Shares, beginning of year	88,846,710	41,357,853	20,517,090
Shares issued upon exercise of options	1,523,446	3,097,363	500,792
Shares issued for Employee Stock Purchase Plan	31,962	21,267	11,466
Shares issued in secondary offering	—	1,500,000	—
Shares issued in acquisition	117,738	—	—
Stock dividend	—	42,870,227	20,328,505
Shares, end of year	90,519,856	88,846,710	41,357,853
[illegible]			
Balance, beginning of year	$ 888	$ 414	$ 205
Shares issued upon exercise of options	15	30	5
Shares issued in secondary offering	—	15	—
Shares issued in acquisition	1	—	—
Shares issued for Employee Stock Purchase Plan	1	—	1
Stock dividend	—	429	203
Balance, end of year	$ 905	$ 888	$ 414
[illegible]			
Balance, beginning of year	$ 145,211	$ 43,753	$ 32,210
Shares issued upon exercise of options	13,650	18,274	6,394
Shares issued for Employee Stock Purchase Plan	792	818	488
Shares issued in secondary offering	—	60,510	—
Stock dividend	—	(429)	(203)
Tax benefit on exercise of options	6,992	22,285	4,864
Shares issued in acquisition	2,399	—	—
Cost of Treasury shares reissued	(983)	—	—
Balance, end of year	$ 168,061	$ 145,211	$ 43,753
[illegible]			
Balance, beginning of year	$ 156,405	$ 110,378	$ 83,383
Net loss for the three months ended September 30, 1999 - Sys-Tech, Inc.	—	—	264
Net income	57,065	55,631	34,018
Reissuance of Treasury shares	(682)	—	—
Dividends (2002- $.13 per share; 2001 - $.11 per share; 2000 - $.09 per share)	(11,626)	(9,604)	(7,287)
Balance, end of year	$ 201,162	$ 156,405	$110,378
[illegible]			
Balance, beginning of year	$ —	$ —	$ —
Purchase of Treasury shares	(31,054)	—	—
Reissuance of Treasury shares	1,665	—	—
Balance, end of year	$ (29,389)	$ —	$ —
[illegible]	$ 340,739	$ 302,504	$154,545

See notes to consolidated financial statements.

>>> Consolidated Statements of Cash Flows

(In thousands)

	YEAR ENDED JUNE 30,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 57,065	$ 55,631	$ 34,350
Adjustments to reconcile net income from continuing operations to cash from operating activities:			
Depreciation	20,885	12,539	8,870
Amortization	6,585	9,349	6,603
Deferred income taxes	7,793	2,800	2,400
Gain on sale of investment	—	—	(1,105)
Other, net	(58)	(3)	175
Changes in:			
Trade receivables	(14,858)	(42,633)	(11,870)
Prepaid expenses and other	(1,621)	(22,069)	(9,451)
Accounts payable	(8,795)	8,591	3,080
Accrued expenses	1,546	(155)	(1,781)
Income taxes (including tax benefit from exercise of stock options)	7,428	25,225	2,483
Deferred revenues	13,971	23,547	15,106
Net cash from operating activities	$ 89,941	$ 72,822	$ 48,860
CASH FLOWS FROM DISCONTINUED OPERATIONS	$ —	$ —	$ 700
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(49,509)	(57,781)	(32,619)
Purchase of investments	(2,987)	(982)	(946)
Proceeds from sale of investments	—	—	3,605
Proceeds from maturity of investments	3,000	1,000	6,702
Computer software developed	(1,895)	(1,447)	(875)
Business acquisition costs, net of cash acquired	(11,111)	—	(93,280)
Other, net	274	375	(6)
Net cash from investing activities	$ (62,228)	$ (58,835)	$ (117,419)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock upon exercise of stock options	13,666	18,304	6,399
Proceeds from sale of common stock	792	61,344	488
Dividends paid	(11,626)	(9,604)	(7,287)
Change in short-term borrowings, net	—	(70,500)	70,101
Principal payments on long-term debt	(315)	(128)	(296)
Purchase of Treasury stock	(31,054)	—	—
Net cash from financing activities	$ (28,537)	$ (584)	$ 69,405
Net cash activity for the three months ended September 30, 1999 - Sys-Tech, Inc.	$ —	$ —	$ 264
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$ (824)	$ 13,403	$ 1,810
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$ 18,589	$ 5,186	$ 3,376
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 17,765	$ 18,589	$ 5,186

See notes to consolidated financial statements.

>>> Notes to Consolidated Financial Statements

DESCRIPTION OF THE COMPANY

Jack Henry & Associates, Inc. ("JHA" or the "Company") is a computer software company which has developed or acquired several banking and credit union software systems. The Company's revenues are predominately earned by marketing those systems to financial institutions nationwide along with the computer equipment (hardware) and by providing the conversion and software customization services for a financial institution to install a JHA software system. JHA also provides continuing support and services to customers using the systems either in-house or outsourced.

CONSOLIDATION

The consolidated financial statements include the accounts of JHA and all of its wholly-owned subsidiaries and all significant intercompany accounts and transactions have been eliminated.

POOLING OF INTERESTS TRANSACTION

The consolidated financial statements include Sys-Tech, Inc. ("Sys-Tech"), acquired on June 1, 2000. This acquisition was accounted for as poolings of interests, and therefore, all appropriate prior periods reflect the acquisition as if it had occurred at the beginning of the earliest period reported (see Note 13).

Prior to the consummation of the Sys-Tech acquisition, Sys-Tech's year end was September 30. As a result of the Company and Sys-Tech having different fiscal year ends, Sys-Tech's results of operations for the three month period ended September 30, 1999, were reported in the consolidated statement of income for the year ended June 30, 1999, instead of in the consolidated statement of income for the year ended June 30, 2000. Revenues, net loss from operations and net loss of Sys-Tech for the three month period ended September 30, 1999, were $1,402,000, $378,000 and $264,000, respectively.

COMMON STOCK

On September 21, 2001, the Company's Board of Directors approved a buyback of the Company's common stock of up to 3 million shares. As of June 30, 2002, 1,656,733 shares have been purchased for $31,054,139 and 1,568,910 shares remain in treasury stock.

On January 29, 2001 and January 31, 2000, the Company's Board of Directors declared 100% stock dividends on its common stock, effectively 2 for 1 stock splits. The stock dividends were paid March 2, 2001 and 2000 to stockholders of record at the close of business on February 15, 2001 and February 17, 2000, respectively. All affected per share and shares outstanding data in the consolidated statements of income and the notes to the consolidated financial statements were retroactively restated to reflect the stock splits.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

In October, 1997, the Accounting Standards Executive Committee of the American Institute of Public Accountants ("AcSEC") issued Statement of Position ("SOP") 97-2, *Software Revenue Recognition*. The Company adopted SOP 97-2 effective July 1, 1998. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. In March 1998, AcSEC issued SOP 98-4, which deferred portions of SOP 97-2 for one year. Revenues in fiscal year 1999 from the sales of software were recognized in accordance with the enacted portions of SOP 97-2 and revenues beginning in fiscal 2000 from the sale of software were recognized in accordance with SOP 98-4. These adoptions did not have a material effect on revenue recognition or the consolidated results of operations.

The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, on December 3, 1999. SAB No. 101, as amended, provides the SEC Staff's views on selected revenue recognition issues and was adopted by the Company in the fourth fiscal quarter of fiscal year 2001. The adoption of SAB No. 101 did not have a material effect on the Company's consolidated financial statements.

The Company's various sources of revenue and the methods of revenue recognition are as follows:

Software licensing fees - Initial licensing fees are recognized upon delivery and acceptance of the unmodified software.
Software installation and related services - Fees for these services are recognized as the services are performed on hourly contracts and at completion and acceptance on fixed-fee contracts.
Support and service fees - Fees from these contracts are recognized ratably over the life of the in-house support or outsourcing service contract.
Hardware - Revenues from sales of hardware are recognized upon direct shipment by the supplier to the Company's customers. Costs of items purchased and remarketed are reported as cost of hardware in cost of sales. Revenues and related costs of hardware maintenance are recognized ratably over the life of the contract.
Customer reimbursements - Direct costs paid to third parties for expenses incurred for customers are billed and recognized as revenue when incurred.

PREPAID MAINTENANCE

Costs for these remarketed hardware and software maintenance contracts, which are prepaid, are recognized ratably over the life of the contract, generally one to five years, with the related revenue amortized from deferred revenues.

DEFERRED REVENUES

Deferred revenues consist primarily of prepaid annual software support fees and prepaid hardware maintenance fees. Hardware maintenance contracts are multi-year, therefore, the deferred revenue and prepaid maintenance are classified in accordance with the terms of the contract. Software and hardware deposits received are also reflected as deferred revenues.

COMPUTER SOFTWARE DEVELOPMENT

The Company capitalizes new product development costs incurred from the point at which technological feasibility has been established through the point at which the product is ready for general availability. The capitalized costs, which include salaries and benefits, equipment costs and other direct expenses, are amortized to expense based on the estimated product life (generally five years).

CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INVESTMENTS

The Company invests its cash that is not required for current operations primarily in U.S. government securities and money market accounts. The Company has the positive intent and ability to hold its debt securities until maturity and accordingly, these securities are classified as held-to-maturity and are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity. The held-to-maturity securities typically mature in less than one year. Interest on investments in debt securities is included in income when earned.

The amortized cost of held-to-maturity securities is $997,000 and $985,000 at June 30, 2002 and 2001, respectively. Fair market values of these securities did not differ significantly from amortized cost due to the nature of the securities and minor interest rate fluctuations during the periods.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated principally using the straight-line method over the estimated useful lives of the assets.

INTANGIBLE ASSETS

Intangible assets consist of goodwill, customer relationships, software and trade names acquired in business acquisitions. The amounts are amortized, with the exception of goodwill and trade names, over an estimated economic benefit period, generally five to twenty years, using the straight-line method.

The Company reviews its long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable. The Company evaluates goodwill and trade names for impairment of value on an annual basis and between annual tests if events or changes in circumstances indicate that the asset might be impaired.

COMPREHENSIVE INCOME

Comprehensive income for each of the three years ended June 30, 2002 equals the Company's net income.

BUSINESS SEGMENT INFORMATION

In accordance with SFAS No. 131, *Disclosure About Segments of an Enterprise and Related Information*, the Company's operations are classified as two business segments: bank systems and services and credit union systems and services (see Note 14). Revenue by type of product and service is presented on the face of the consolidated statements of income. Substantially all the Company's revenues are derived from operations and assets located within the United States of America.

INCOME PER SHARE

Per share information is based on the weighted average number of common shares outstanding during the year. Stock options have been included in the calculation of income per diluted share to the extent they are dilutive. The difference between basic and diluted weighted average shares outstanding is the dilutive effect of outstanding stock options.

INCOME TAXES

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance would be established to reduce deferred tax assets if it is likely that a deferred tax asset will not be realized.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued SFAS No. 141, *Business Combinations*. This standard eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. SFAS No. 141 was effective for business combinations completed after June 30, 2001. Adoption of this standard did not have a material effect on the Company's consolidated financial position or results of operations.

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, was issued by the FASB in August 2001. This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of a business (as previously defined in that Opinion). The provisions of this standard are effective for financial statements issued for fiscal years beginning after December 15, 2001 (July 1, 2002 for JHA), and interim periods within those fiscal years, with early application encouraged. The adoption of this standard on July 1, 2002, did not have a material effect on the Company's consolidated financial position or results of operations.

Effective January 1, 2002, the Company adopted Emerging Issues Task Force Issue No. 01-14, *Income Statement Characterization of Reimbursements Received for 'Out of Pocket' Expenses Incurred*, which requires that customer reimbursements received for direct cost paid to third parties and related expenses be characterized as revenue and expense. Customer reimbursements represent direct costs paid to third parties primarily for data communication, travel and postage costs. Prior periods have been reclassified to reflect the adoption of Issue No. 01-14. The adoption of Issue No. 01-14 by the Company did not impact the Company's consolidated financial position, operating income or net income for any of the periods presented.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections*. Under this new standard, gains and losses from extinguishments of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. Applying the provision of APB Opinion No. 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. The adoption of this standard on July 1, 2002, did not have a material effect on the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which is effective for any activity initiated after December 31, 2002. This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including*

Certain Costs Incurred in a Restructuring). This standard requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The accounting for similar events and circumstances will be the same, thereby improving the comparability and representational faithfulness of reported financial information. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position or results of operations.

RECLASSIFICATION

Where appropriate, prior year's financial information has been reclassified to conform with the current year's presentation.

NOTE 2: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values for held-to-maturity securities are based on quoted market prices. For all other financial instruments, including amounts receivable and payable, short-term borrowings and long-term debt, fair values approximate carrying value, based on the short-term nature of the assets and liabilities and the variability of the interest rates on the borrowings.

NOTE 3: PROPERTY AND EQUIPMENT

The classification of property and equipment, together with their estimated useful lives is as follows:

	(In Thousands) Year Ended June 30,		
	2002	2001	Estimated Useful Life
Land	$ 6,519	$ 6,519	
Land improvements	8,774	4,731	5-20 years
Buildings	57,636	39,290	25-30 years
Equipment and furniture	100,309	79,892	5-8 years
Aircraft and equipment	41,633	31,737	8-10 years
Construction in process	17,028	14,024	
	$ 231,899	$ 176,193	
Less accumulated depreciation	58,124	37,754	
Property & equipment, net	$ 173,775	$ 138,439	

At June 30, 2002, the Company has two buildings under construction in Monett with a total of 138,200 square feet, and a total estimated cost of $18 million, of which $8 million had been incurred as of that date and is included in construction in progress.

NOTE 4: OTHER ASSETS

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, effective July 1, 2001. Under SFAS No. 142, goodwill and trade names are no longer amortized but reviewed for impairment annually, or more frequently if certain indicators arise. The Company completed the transitional impairment tests for trade names with indefinite useful lives during the quarter ended September 30, 2001, for goodwill during the quarter ended December 31, 2001, and its annual impairment tests, and has determined that no impairment exists. Had the Company been accounting for its goodwill and trade names under SFAS No. 142 for all periods presented, the Company's net income and net income per share would have been adjusted as follows:

	(In Thousands, Except Per Share Data) Year Ended June 30,		
	2002	2001	2000
Reported net income	$ 57,065	$ 55,631	$ 34,018
Goodwill and trade names amortization, net of tax	—	1,108	686
Adjusted net income	$ 57,065	$ 56,739	$ 34,704
Reported diluted net income per share	$ .62	$ .61	$ .40
Goodwill and trade names amortization, net of tax	—	.01	.01
Adjusted diluted net income per share	$ .62	$ .62	$ .41
Reported basic net income per share	$ .64	$ .64	$ .42
Goodwill and trade names amortization, net of tax	—	.01	.01
Adjusted basic net income per share	$ .64	$ .65	$ .43

There were no changes in the carrying amount of goodwill for the year ended June 30, 2001, other than amortization expense. Changes in the carrying amount of goodwill for the year ended June 30, 2002, by reportable segments, are as follows:

(In Thousands)	Banking Systems and Services	Credit Union Systems and Services	Total
Balance, July 1, 2001	$ 14,508	$ 14,840	$ 29,348
Goodwill acquired during the year	10,987	—	10,987
Balance, June 30, 2002	$ 25,495	$ 14,840	$ 40,335

Information regarding our other intangible assets is as follows:

(In Thousands) Year Ended June 30,	2002			2001		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Customer Relationships	$ 88,197	$ (25,067)	$ 63,130	$ 90,612	$ (22,270)	$ 68,342
Trade names	3,699	—	3,699	3,699	—	3,699
Totals	$ 91,896	$ (25,067)	$ 66,829	$ 94,311	$ (22,270)	$ 72,041

Trade names have been determined to have indefinite lives and therefore as of July 1, 2001, are no longer amortized. Customer relationships have lives ranging from 5 to 20 years.

Computer software includes the unamortized cost of software products developed or acquired by the Company which were required to be capitalized by accounting principles generally accepted in the United States of America. Following is an analysis of the computer software costs:

(In Thousands) Year Ended June 30,	2002	2001
Balance, beginning of year	$ 5,806	$ 5,813
Acquired software	1,376	—
Capitalized development costs	1,895	1,447
	$ 9,077	$ 7,260
Less amortization expense	1,578	1,454
Balance, end of year	$ 7,499	$ 5,806

Amortization expense for all intangible assets was $6,585, $9,349, and $6,603 for the fiscal years ended June 30, 2002, 2001, and 2000 respectively. The estimated aggregate future amortization expense for all intangible assets remaining as of June 30, 2002 is as follows:

2003	$ 6,084
2004	$ 5,730
2005	$ 5,137
2006	$ 4,810
2007	$ 4,496
Thereafter	$ 42,947

NOTE 5: LINES OF CREDIT AND LONG-TERM DEBT

LINES OF CREDIT

JHA currently has two bank credit lines upon which it can draw an aggregate amount at any one time outstanding of $58.0 million. The major credit line provides for funding of up to $50.0 million and bears interest at variable LIBOR-based rates (3.03% at June 30, 2002, and weighted average interest rates of 3.07% and 6.42% for the years ended June 30, 2002, and 2001, respectively and expires December 15, 2002). At June 30, 2000, this line allowed up to $75 million of funding and was amended on September 7, 2000 to reduce the maximum borrowings to $50 million. At June 30, 2000, there was $70.5 million outstanding of which the balance outstanding on August 16, 2000, was retired with the proceeds from the secondary offering (See Note 15). The second credit line provides for funding of up to $8.0 million and bears interest at the prime rate (4.75% at June 30, 2002, and expires March 15, 2003), and is secured by $1.0 million of investments with the remainder unsecured. There were no amounts outstanding under either line at June 30, 2002, or 2001.

LONG-TERM DEBT

The Company had a note payable which was assumed during the acquisition of BancData Solutions, Inc. (See Note 13), bearing interest at 10%, payable monthly. The note was secured by equipment. The note was paid in full January 2002. Sys-Tech had a note payable with an original loan amount of $400,000, bearing interest at 10%, payable monthly, due August 4, 2001. The note was secured by specific real estate. The note was repaid subsequent to the acquisition of Sys-Tech and prior to June 30, 2000.

	(In Thousands) Year Ended June 30,	
	2002	2001
Long-term debt	$ —	$ 315
Less current maturities	—	87
Balance	$ —	$ 228

The Company paid interest of $126,000, $1,150,000 and $1,600,000 in 2002, 2001 and 2000, respectively.

NOTE 6: LEASE COMMITMENTS

The Company leases certain property under operating leases which expire over the next six years. As of June 30, 2002, net future minimum lease payments under non-cancelable terms are as follows: $3,741,655, $3,535,600, $2,178,055, $1,393,038, $522,338 and $165,768 in 2003, 2004, 2005, 2006, 2007 and thereafter, respectively. Rent expense for all operating leases amount to $4,093,000, $3,400,000, and $2,200,000 in 2002, 2001, and 2000, respectively.

NOTE 7: INCOME TAXES

The provision for income taxes on income from continuing operations consists of the following:

	(In Thousands) Year Ended June 30,		
	2002	2001	2000
Current:			
Federal	$ 22,387	$ 26,817	$ 14,050
State	1,228	1,675	965
Deferred:			
Federal	7,548	2,200	1,900
State	245	600	500
	$ 31,408	$ 31,292	$ 17,415

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	(In Thousands) Year Ended June 30,	
	2002	2001
Deferred tax assets:		
Carryforwards (operating losses and credits)	$ 205	$ 314
Expense reserves (bad debts, insurance, franchise tax, and vacation)	710	516
Intangible assets	840	1,742
Other, net	195	200
	1,950	2,772
Deferred tax liabilities:		
Accelerated tax depreciation	(14,330)	(8,157)
Accelerated tax amortization	(2,520)	(1,722)
	(16,850)	(9,879)
Net deferred tax liability	$ (14,900)	$ (7,107)

The deferred taxes are classified on the balance sheet as follows:

	(In Thousands) Year Ended June 30,	
	2002	2001
Deferred income taxes (current)	$ 900	$ 750
Deferred income taxes (long-term)	(15,800)	(7,857)
	$ (14,900)	$ (7,107)

The following analysis reconciles the statutory federal income tax rate to the effective income tax rates reflected above:

	Year Ended June 30,		
	2002	2001	2000
Computed "expected" tax expense (benefit)	35%	35%	35%
Increase (reduction) in taxes resulting from:			
State income taxes, net of federal income tax benefits	2%	2%	2%
Research and development credit	(1%)	(1%)	(1%)
Other	—	—	(2%)
	36%	36%	34%

Net operating loss carryforwards of $571,000 (from acquisitions) expire through the year 2014. The Company paid income taxes of $15,900,000, $3,580,000, and $13,502,000 in 2002, 2001, and 2000, respectively.

[illegible]

The Company sells its products to banks and financial institutions throughout the United States and generally does not require collateral. Reserves (which are insignificant at June 30, 2002 and 2001) are maintained for potential credit losses.

In addition, the Company purchases most of its computer hardware and related maintenance for resale in relation to installation of JHA software systems from one supplier. There are a limited number of hardware suppliers for these required materials. If this relationship was terminated, it could have a significant negative impact on the future operations of the Company.

NOTE 8: STOCK OPTION PLANS

The Company currently issues options under two stock option plans: the 1996 Stock Option Plan ("1996 SOP") and the Non-Qualified Stock Option Plan ("NSOP").

The 1996 SOP was adopted by the Company on October 29, 1996, for its employees. This plan replaced the terminating 1987 SOP. Terms and vesting periods of the options are determined by the Compensation Committee of the Board of Directors when granted and for options outstanding include vesting periods up to 4 years. Shares of common stock are reserved for issuance under this plan at the time of each grant which must be at or above fair market value of the stock at the grant date. The options terminate 30 days after termination of employment, three months after retirement, one year after death or ten years after grant. As of June 30, 2002, there were 968,940 shares available for future grants under the plan from the original 13,000,000 shares approved by the stockholders.

The NSOP was adopted by the Company on October 31, 1995, for its outside directors. Options are exercisable beginning six months after grant at a price equal to 100% of the fair market value of the stock at the grant date. The options terminate when director status ends, upon surrender of the option or ten years after grant. A total of 1,200,000 shares of common stock have been reserved for issuance under this plan with a maximum of 300,000 for each director. As of June 30, 2002, there were 570,000 shares available for future grants under the plan.

Changes in stock options outstanding are as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding July 1, 1999	8,832,760	$ 5.40
Granted	5,969,000	15.75
Forfeited	(127,800)	6.19
Exercised	(1,416,392)	4.72
Outstanding June 30, 2000	13,257,568	10.12
Granted	1,422,280	23.57
Forfeited	(104,616)	18.39
Exercised	(3,285,433)	6.89
Outstanding June 30, 2001	11,289,799	12.68
Granted	618,116	23.26
Forfeited	(82,500)	22.26
Exercised	(1,607,846)	8.50
Outstanding June 30, 2002	10,217,569	$ 13.90

During the year ended June 30, 2002, there were 84,400 shares reissued from the treasury for exercised options. The weighted fair value of options granted was $10.63, $9.58, and $6.69 for 2002, 2001, and 2000, respectively.

Following is an analysis of stock options outstanding (O) and exercisable (E) as of June 30, 2002:

Range of Exercise Prices	Shares		Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	
	O	E	O	O	E
$ 2 to 6	2,514,365	2,514,365	4.24	$ 4.57	$ 4.57
6 to 11	1,401,194	1,297,736	6.38	9.04	9.00
11 to 17	4,365,510	4,355,510	7.71	16.64	16.64
17 to 30	1,931,500	966,250	8.70	23.33	23.96
30 to 31	5,000	2,500	9.00	31.00	31.00
$1 to 32	10,217,569	9,136,361	6.86	$ 13.90	$ 13.01

As permitted under SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to continue to follow Accounting Principles Board ("APB") No. 25, *Accounting for Stock Issued to Employees*, in accounting for stock-based awards to employees. Under APB No. 25, the Company generally recognizes no compensation expense with respect to such awards, since the exercise price of the stock options awarded are equal to the fair market value of the underlying security on the grant date.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 for awards granted after December 31, 1994, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS No. 123. The fair value of the Company's stock-based awards to employees was estimated as of the date of the grant using a Black-Scholes option pricing model.

The Company's pro forma information follows:

		(In Thousands, Except Per Share Data) Year Ended June 30,		
		2002	2001	2000
Net income	As reported	$ 57,065	$ 55,631	$ 34,018
	Pro forma	$ 47,671	$ 36,450	$ 26,503
Diluted net income per share	As reported	$ .62	$ .61	$ .40
	Pro forma	$ .52	$ .40	$ .31
Basic net income per share	As reported	$ .64	$ .64	$ .42
	Pro forma	$ .53	$ .42	$ .32
Assumptions:				
Expected life (years)		3.10	2.92	2.95
Volatility		55%	54%	56%
Risk free interest rate		3.2%	4.4%	6.2%
Dividend yield		.78%	.36%	.36%

The following table reflects a reconciliation between Basic and Diluted net income per share:

	(In Thousands, Except Per Share Data) Year ended June 30,								
	2002			2001			2000		
	Net Income	Weighted Average Shares	Per Share Amount	Net Income	Weighted Average Shares	Per Share Amount	Net Income	Weighted Average Shares	Per Share Amount
Basic Income Per Share:									
Net income available to Stockholders	$ 57,065	89,316	$ 0.64	$ 55,631	86,834	$ 0.64	$ 34,018	81,766	$ 0.42
Effect of dilutive Securities:									
Stock options	—	3,051	0.02	—	4,510	0.03	—	3,512	0.02
Diluted Income Per Share:									
Net income available to common stockholders	$ 57,065	92,367	$ 0.62	$ 55,631	91,344	$ 0.61	$ 34,018	85,278	$ 0.40

Stock options to purchase approximately 690,858 shares for fiscal 2002, 102,591 for fiscal 2001, and 1,182,675 for fiscal 2000 were not dilutive and therefore, were not included in the computations of diluted income per common share amounts.

NOTE 11: EMPLOYEE BENEFIT PLANS

Employee Stock Purchase Plan - The Company established an employee stock purchase plan on January 1, 1996. The plan allows the majority of employees the opportunity to directly purchase shares of the Company. Purchase prices for all participants are based on the closing bid price on the last business day of the month.

Employee Stock Ownership Plan 401(k) - The Company has an Employee Stock Ownership Plan 401(k) (the "Plan") covering substantially all employees of the Company and its subsidiaries. As of July 1, 1987, the Plan was amended and restated to include most of the existing ESOP provisions, to add salary reduction contributions allowed under Section 401(k) of the Internal Revenue Code and to require employer matching contributions. The Company matches 100% of employee contributions up to 5% of compensation subject to a maximum of $5,000. The Company has the option of making a discretionary contribution to the Plan, however, none has been made for any of the three most recent fiscal years. The Company assumed responsibility for the Symitar Employee 401(k) Plan as of the acquisition date and plans to merge it into the Plan as of December 31, 2002. The total contribution related to the Plans was $3,862,000, $2,986,000, and $2,430,000 for 2002, 2001, and 2000, respectively.

For the year ended June 30, 2002, there were 84,400 shares and 3,423 shares reissued from treasury stock for the shares exercised in the employee stock option plan and the employee stock purchase plan, respectively.

NOTE 12: DISCONTINUED OPERATIONS

On September 7, 1999, the Company completed the sale of BankVision Software, Ltd. subsidiary for $1,000,000. The purchaser has paid $750,000 of the purchase price and has executed a promissory note for the remainder (plus interest). The net assets of the subsidiary, as of that date, approximately equaled the sales proceeds, and as a result, the transaction had minimal effect on its financial results for fiscal year 2000. Total loss from discontinued operations was none, none, and $332,000 for the years ended June 30, 2002, 2001 and 2000, respectively.

NOTE 13: BUSINESS ACQUISITIONS

POOLING OF INTERESTS TRANSACTION:

On June 1, 2000, the Company acquired all the outstanding shares of Sys-Tech for approximately $16,000,000 (834,000 shares) in Company stock.

The 2000 consolidated financial statements were restated for the effect of this pooling transaction. The following table presents a reconciliation of revenue and net income previously reported by the Company, and Sys-Tech to those presented in the accompanying consolidated financial statements.

	(In Thousands) Nine Months Ended March 31, 2000
Revenues:	
JHA	$ 150,239
Sys-Tech	5,692
Combined	$ 155,931
Net Income:	
JHA	$ 22,588
Sys-Tech	(4)
Combined	$ 22,584

PURCHASE TRANSACTIONS:

On January 1, 2002, the Company acquired all the outstanding shares of Transcend Systems Group (TSG) for $7,300,000 in cash and 117,738 restricted shares of the Company's common stock valued at $2,400,000, for a total consideration to the TSG shareholders of $9,700,000. As part of the purchase price, the Company also advanced to TSG $851,000 for the repayment of bank debt and certain TSG obligations to its shareholders. TSG provides customer relationship management software and related services to financial institutions. The purchase price for TSG was allocated to the assets and liabilities acquired based on the estimated fair values at the acquisition date, resulting in allocation to goodwill of $8,500,000, software of $930,000, and customer contracts of $1,100,000, of which software and customer contracts are being amortized on a straight-line basis over 10 years.

On December 1, 2001, the Company acquired all the outstanding shares of System Legacy Solutions (SLS) for $3,000,000 in cash. SLS provides technology to convert data from legacy systems into formats that can be used by newer technologies. The purchase price for SLS was allocated to the assets and liabilities acquired based on the estimated fair values at the acquisition date, resulting in allocation to goodwill of $2,550,000 and software $450,000 of which software is being amortized on a straight-line basis over 10 years.

On June 7, 2000, the Company completed the acquisition of Symitar Systems, Inc. ("Symitar"), a provider of in-house data processing solutions for credit unions. At the time of acquisition, Symitar provided 237 credit unions throughout the United States with its comprehensive line of software and services that run on the IBM pSeries RS/6000. The purchase price for Symitar was allocated to the assets and liabilities acquired based on their estimated fair values at the acquisition date, resulting in allocation to acquired customer relationships of $21,800,000, trade name of $3,900,000, goodwill of $15,689,000 and software of $2,000,000, which customer relationships and software are being amortized on a straight-line basis over 20 and 10 years, respectively.

On April 1, 2000, the Company acquired all the outstanding shares of BancData Solutions, Inc. ("BDS"), for $5,000,000 in cash. BDS is a provider of a variety of data center options to community banks, primarily in southern California. Their systems are AS/400 based and are already using a JHA core application system. The net intangible asset acquired of $3,963,000 was allocated to customer relationships and is being amortized on a straight-line basis over 20 years.

On September 8, 1999, the Company's wholly-owned subsidiary Open System Group, Inc. ("OSG"), completed the acquisition of BancTec, Inc.'s community banking business, providing software, account processing capabilities and data center operations. At the time of acquisition, the customer base included over 700 community banks throughout the United States and the Caribbean. The total value of the transaction was approximately $56,136,000, made up of $50,000,000 paid in cash, the assumption of approximately $5,475,000 liabilities and $661,000 in transaction costs. The Company allocated the purchase price to the assets and liabilities acquired based on their estimated fair value at the acquisition date, resulting in allocations of $39,000,000, $5,315,000 and $1,000,000 to acquired customer relationships, goodwill and software, respectively. The customer relationships and software are being amortized on a straight-line basis over 20 and 10 years, respectively.

The five acquisitions discussed above were accounted for using the purchase method. Accordingly, the accompanying consolidated financial statements do not include any revenues and expenses related to these acquisitions prior to their respective closing dates.

The following unaudited pro forma condensed information is presented as if the OSG and Symitar acquisitions had occurred at the beginning of the earliest period presented. The pro forma results for BDS, SLS, TSG were not included as amounts are not material.

(In Thousands, Except Per Share Data)	Year Ended June 30, 2000
Revenues	$ 253,106
Income from continuing operations	30,478
Net income	30,146
Diluted Income Per Share:	
Income from continuing operations	$ .36
Net income	$ .36

NOTE 14: BUSINESS SEGMENT INFORMATION

The Company is a leading provider of integrated computer systems that perform data processing (available for in-house or service bureau installations) for banks and credit unions. The Company's operations are classified into two business segments: bank systems and services and credit union systems and services. The Company evaluates the performance of its segments and allocates resources to them based on various factors, including prospects for growth, return on investment and return on revenue.

	(In Thousands) For the Year Ended June 30,		
	2002	2001	2000
Revenues:			
Bank systems and services	$ 339,347	$ 318,011	$ 235,056
Credit Union systems and services	57,310	48,892	4,785
Total	$ 396,657	$ 366,903	$ 239,841
Gross Profit:			
Bank systems and services	$ 143,555	$ 138,143	$ 96,062
Credit Union systems and services	17,665	13,454	2,054
Total	$ 161,220	$ 151,597	$ 98,116
Property and Equipment, net:			
Bank systems and services	$ 170,882	$ 136,166	$ 91,864
Credit Union systems and services	2,893	2,273	1,421
Total	$ 173,775	$ 138,439	$ 93,285
Intangible Assets, net:			
Bank systems and services	$ 71,333	$ 62,575	$ 71,881
Credit Union systems and services	43,330	44,620	43,214
Total	$ 114,663	$ 107,195	$ 115,095
Depreciation Expense:			
Bank systems and services	$ 20,328	$ 12,148	$ 8,843
Credit Union systems and services	557	391	27
Total	$ 20,885	$ 12,539	$ 8,870
Amortization Expense:			
Bank systems and services	$ 5,295	$ 7,077	$ 6,414
Credit Union systems and services	1,290	2,272	189
Total	$ 6,585	$ 9,349	$ 6,603
Capital Expenditures:			
Bank systems and services	$ 48,451	$ 55,474	$ 32,613
Credit Union systems and services	1,058	2,307	6
Total	$ 49,509	$ 57,781	$ 32,619

The Company has not disclosed any additional asset information by segment, as the information is not produced internally and its preparation is impracticable.

NOTE 15: SECONDARY OFFERING

On August 16, 2000, the Company completed a secondary offering of 3.0 million shares of its common stock at $21.50 per share less a 5% underwriters discount and offering expenses paid by the Company. The net proceeds of approximately $60.5 million was used to retire all outstanding debt under lines of credit as of that date, with the remaining balance available for working capital, capital expenditures and other general corporate purposes.

>>> Board of Directors

Michael E. Henry
Chairman and Chief Executive Officer

John W. "Jack" Henry
Vice Chairman and Senior Vice President

Jerry D. Hall
Executive Vice President

James J. Ellis*
Managing Partner, Ellis/Rosier Financial Services
Dallas, TX

Burton O. George*
Former Chairman, First National Bank of Berryville
Berryville, AR

George R. Curry*
Chairman, Central Bank
Lebanon, MO

*Member of Audit & Compensation Committees

>>> Executive Officers

Michael E. Henry
Chairman and Chief Executive Officer

John W. "Jack" Henry
Senior Vice President

Jerry D. Hall
Executive Vice President

Terry W. Thompson
President

John F. "Jack" Prim
Chief Operating Officer

Kevin D. Williams
Chief Financial Officer and Treasurer

Marguerite P. Butterworth
Vice President

Tony L. Wormington
Vice President



>>> Jack Henry & Associates

Parent Company
663 Highway 60
P.O. Box 807
Monett, MO 65708
417-235-6652
(fax) 417-235-4281
www.jackhenry.com

Subsidiaries

Jack Henry International, Ltd.
Monett, MO

Open Systems Group, Inc.
Springfield, MO

Sys-Tech, Inc.
Shawnee Mission, KS

Jack Henry, L.L.C.
Monett, MO

Jack Henry Services, L.P.
Monett, MO

Jack Henry Software/CommLink, L.P.
Monett, MO

Jack Henry Systems, L.P.
Monett, MO

Symitar Systems, Inc.
San Diego, CA

Transcend Systems.
Sioux Falls, SD

Annual Meeting
The annual meeting of shareowners will be held at 11 am on October 29th at:
Monett City Park Casino
Monett, MO 65708

Form 10-K
A copy of the Company's Form 10-K is available upon request to
the Chief Financial Officer at the address on this page.

Other Information
Transfer Agent & Registrar
UMB Bank, N.A.
P.O. Box 419226
Kansas City, MO 64141-6226
816-860-7761

jack henry
& ASSOCIATES INC.